Contact

www.linkedin.com/in/luis-gramajo-7426422 (LinkedIn)
www.wunderkeks.com (Company)

Top Skills

Trade Marketing
Photojournalism
Wedding Photography

Luis Gramajo

Founder at Wunderkeks #/ From Farmer's Market Stand to 1MM $ company and building Safe Spaces through food and beverage products

Austin, Texas, United States

Summary

I immigrated to the United States along with my husband, Hans, from our native Guatemala in our quest to have for a Safe Space where our family would be understood as such, in 2019. I am one of the founders of Wunderkeks, a beloved Austin cookie brand that rose to prominence after a heel turn to e-commerce at the beginning of the Covid-19 pandemic, growing from a farmer's market stand to a 5MM $ company in less than three years.

I'd helped build Wunderkeks from merely a cookie brand into a movement, where the rituals surrounding how we consume desserts and what they mean are used to enable important, frank, one on one conversations. Our story and the brand we've created has been featured on Inc. Magazine, The Today Show and Variety, and our products on this year's Academy Award nominee gift bags.

I have background in marketing, trade marketing and now, public relations which comes in very handy since I'm our sales and customer relationship manager. I have a wide experience managing sales at retailers such as Walmart and PriceSmart (Latin America's subsidiary of Costco) both for major CPG companies and for Wunderkeks. I'm also the "kitchen" side of the operation and responsible for our product development. Photographer, if you were wondering why our web page and Instagram feed is so pretty

Experience

Wunderkeks - Best Cookies Ever!

3 years 10 months

Chief Marketing Officer

March 2020 - Present (2 years 8 months)

Austin, Texas, United States

Founder
January 2019 - Present (3 years 10 months)
3573 Far West Boulevard, Austin, TX 78731

Wunderkeks is an online bakery born & raised in Austin, Texas sprinkling classic cookie recipes with our modern, fun flair. Founders Hans and Luis are the dynamic duo behind these #bestcookiesever. They are a married couple who picked up their lives from Guatemala and settled into their new home by following the dream of starting their business.

Luis Pedro Photo

Founder
January 2013 - January 2019 (6 years 1 month)
Antigua Guatemala

Soy mercadólogo y publicista, mi ocupación principal es el ejercicio de mi profesión dirigiendo mi empresa propia. Sin embargo, siempre me he sentido atraído por la fotografía, y siempre he buscado coleccionar momentos a través de la misma. Hace unos años comencé una carrera profesional en este campo, sólo para descubrir que mi pasión por la fotografía no es como lo esperaba, sino que mucho mayor. Aunque gusto de la captura de increíbles detalles que el ser humano regularmente no aprecia a través de su sentido de la vista; también disfruto de la toma de retratos, pues es en ellos donde mejor puede capturarse un momento que se inmortaliza, con el disparo del obturador.

Wunderkeks Guatemala

Co-Owner and Public Relations Manager
January 2017 - December 2018 (2 years)
Austin, Texas Area

Mayan Creations

Founder
August 2012 - December 2018 (6 years 5 months)

Alicorp

Coordinador de Trade Marketing
July 2010 - July 2012 (2 years 1 month)

• Elaborar y controlar el presupuesto asignado a Trade Marketing
• Evaluar y elaborar de estrategias de precios.
• Acordar volúmen de ventas con los distribuidores
• Realizar planes estratégicos de marketing.
• Encargado de la investigación de mercados y análisis de la competencia.

• Crear promociones según las necesidades de los distribuidores (canal moderno y tradicional).
• Planificar y coordinar actividades de marketing y promociones en el punto de venta.
• Elaborar y controlar el presupuesto asignado a Trade Marketing
• Evaluar y elaborar de estrategias de precios.
• Tomar decisiones sobre la ampliación del portafolio en Guatemala
• Coordinar y dar seguimiento a la agencia de outsourcing que presta el servicio de impulsadoras y actividades BTL
• Negociar espacios preferenciales dentro de los establecimientos.
• Planificar y dar seguimiento a la dinámica de ofertación semestralmente para los distintos canales
• Elaborar reportes de actividades, tanto de nuestras marcas como de la competencia, mensualmente.

Beiersdorf
3 years

Gerente de Marca Regional Jr. (Centroamérica y El Caribe)
April 2010 - June 2010 (3 months)

• Elaboración y manejo del Marketing Budget
• Desarrollar planes estratégicos para las distintas marcas
• Realizar investigación de mercados para entender el comportamiento de las marcas y del consumidor.
• Analizar la información obtenida por la investigación de mercados
• Realizar actividades de lanzamientos y relanzamientos de los productos
• Coordinar con agencias de medios las campañas de las diferentes marcas
• Desarrollar estrategias de precios de productos nuevos

Trade Marketing Regional Jr. (Centroamérica y El Caribe)
July 2007 - April 2010 (2 years 10 months)

Principales funciones:
• Planificar actividades regionales en el punto de venta.
• Analizar la planeación trimestral de ofertas, promociones, publicaciones y eventos en la región
• Control de status de lanzamientos y relanzamientos en la región.
• Revisión de reportes de nuestros productos y de la competencia tales como actividades en el PDV, indexados de precios, promociones fuera del PDV, etc.
• Coordinar reportes de ventas (espacios, productos agotados, índice de exhibición, índice de agotamiento e inventario mínimo)
• Coordinación de muestreos y eventos en la región

• Evaluación, análisis y documentación de price off y promociones
• Coordinar la distribución de exhibidores, material POP y promocionales a los países
• Promoción de Ventas
o Organizar acciones promocionales en el punto de venta.
o Retroalimentar al equipo de Trade Marketing de la Región sobre las actividades de la competencia (promociones, precios especiales, ofertas, etc.)

Puesto: Trainee
Principales funciones:
• Proyecto de Ventas
o Creación de plan de crecimiento de ventas
o Análisis de inventarios
o Control de compras plan mayoristas
o Reporte de agotados
• Proyecto Departamento SISO (Sell In / Sell Out)
o Pasos para armar el SISO
o Pasos para la creación del reporte SISO
• Proyecto Departamento Recursos Humanos
o Descripción de funciones de cada puesto de la empresa (local y regionalmente)
o Proceso de selección de personal
• Proyecto Departamento Finanzas
o Creación de programa para reporte anual de los gastos que incurre la compañía en un período fiscal que se presenta al Ministerio de Hacienda de Costa Rica Actualización de políticas y procedimientos
o Calculo de comisiones Key Account Managers de la región

Construdino

Jefe Departamento Administrativo

August 2003 - June 2007 (3 years 11 months)

• Manejar Budget de inversión de proyectos
• Velar por el financiamiento de las actividades de la Empresa a corto, mediano y largo plazo.
• Participar en la elaboración de planificación a corto y mediano plazo de la Empresa, así como el establecimiento de objetivos de la Empresa.
• Determinar las necesidades financieras de la Empresa
• Autorizar los pagos a proveedores.
• Evaluación de Proyectos
• Manejo de personal

Wyndham Worldwide
Encargado de Eventos (área de banquetes)
January 2002 - July 2003 (1 year 7 months)
Key West Florida

• Organización y supervisión de eventos como convenciones, congresos, bodas, etc.
• Supervisión de personal
• Realizar horarios semanales para el equipo de banquetes

Education

Universidad Rafael Landívar
Mercadeo con énfasis en Publicidad, Marketing · (1999 - 2007)

Colegio Liceo Javier
Bachiller en Ciencias y Letras · (1986 - 1998)